

March 23, 2011

<u>**Via Facsimile ((917) 849-5352) and U.S. Mail**</u>

Adorys Velazquez, Esq.
Vinson & Elkins L.L.P.
666 Fifth Avenue, 26th Floor
New York, NY 10103

> **Re: Penn Virginia Corporation**
> **Amended Schedule TO-I filed March 21, 2011**
> **File No. 005-13693**

Dear Ms. Velazquez:

We have reviewed your filing and have the following comments.

Offer to Purchase

The Offer, page 9

1.   Please revise the offer document to include the substance of your response to prior comment 5.

Conditions to the Tender Offer, page 16

2.   We reissue prior comment 9. While you have describe steps that you have taken to obtain the necessary consents described in the Lender Consent and Noteholder Consent conditions, the conditions continue to be subject to your actions. Please revise.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions